UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Arbor EnTech Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0389112022

(CUSIP Number)

Linda Lerner, Debevoise & Plimpton LLP, 919 Third Ave., New York, NY 10022   (212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0389112022

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wanda Shefts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,404,778

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,404,778

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock
Arbor EnTech Corporation, PO Box 656, Tuxedo Park, NY 10987
Item 2.	Identity and Background
Wanda Shefts, 160 Summit Avenue, Montvale, NJ 07645 President, Plaza Ventures, LLC, 160 Summit Avenue, Montvale, NJ 07645 (d) N/A (e) N/A (f) U.S.

Item 3.	Source and Amount of Funds or Other Consideration
PF

Item 4.	Purpose of Transaction
(a)-(j)

Mrs. Shefts and the other executive officers of the Issuer are actively seeking business opportunities for the Issuer.  There can be no assurance that such opportunities will be identified or that any transactions will occur.

Item 5.	Interest in Securities of the Issuer
A	Amount: 3,404,778 Percentage: 48.3%
B	Sole power to vote or direct the vote: 3,404,778 Shared power to vote or direct the vote 0
C	N/A
D	N/A
E	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sept. 9, 2005
Date
/s/Wanda Shefts
Signature
Wanda Shefts
Name/Title